FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corp. (“the Company”) 100 – 8900 Glenlyon Parkway Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

March 16, 2006

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on March 16, 2006.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corp. announced today that it has accepted a proposal received from potential new investors. The proposal requires the Company to arrange a brokered private placement for aggregate gross proceeds of $10 million and to undertake a restructuring of its Board.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, March 16, 2006 -Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it has accepted a proposal received from potential new investors. The proposal requires the Company to arrange a brokered private placement for aggregate gross proceeds of $10 million and to undertake a restructuring of its Board.

The private placement is to consist of 20,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. The private placement will be brokered by both a US-based investment bank and a Canadian-based firm on a best efforts basis subject to regulatory approval. The Company will pay commissions in connection with the financing. The securities issued under the private placement will have a hold period under Canadian law of four months from the closing.

The proposal also provides that concurrent with and conditional upon the completion of this $10 million private placement, Dr. Anthony Holler, Mr. Todd Patrick, Mr. Ian Webb, and Mr. Richard Bear are to be appointed as directors of the Company and the five existing independent directors of the Company will resign. The current management will remain in place following the closing of the financing.

As a condition of the proposal, the Company also expects to close the non-brokered financing announced on December 14, 2005 of up to $2 million at the same time and on the same terms as the above brokered financing. Completion of these financings is subject to approval by the TSX Venture Exchange.

In addition, the Company has agreed to amend the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to $0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities described in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 16th. day of March 2006.